Exhibit (a)(6)

[FORM OF EMAIL SENT TO ELIGIBLE OPTION HOLDERS ON NOVEMBER 27, 2002]

VERISIGN, INC.

487 East Middlefield Rd
Mountain View, CA 94043

November 27, 2002

Dear VeriSign Employee:

Today VeriSign is announcing an opportunity for all domestic employees who have VeriSign stock options granted under the VeriSign 2001 Stock Incentive Plan. The management of VeriSign recognizes that our stock option program is a valuable program for our employees. However, as a result of the recent stock market volatility, many of you hold VeriSign stock options with an exercise price that is significantly higher than the current and recent trading price of VeriSign’s common stock.

In light of this situation, we are pleased to announce that the Board of Directors of VeriSign has authorized a stock option exchange program. This is a voluntary program that allows VeriSign’s domestic employees to cancel their existing stock options granted from the VeriSign 2001 Stock Incentive Plan between January 1, 2001 and May 24, 2002 and exchange those options for a new option to be granted by VeriSign’s Board of Directors. If you elect to voluntarily participate in this program, you will receive an option to purchase new shares based on the following exchange ratio schedule:

Exercise Price Range	Ratio

$0.001–$24.99	1 share subject to existing option for 1 share subject to exchanged option

$25.00–$49.99	2 shares subject to existing options for 1 share subject to exchanged option

$50.00 +	2.5 shares subject to existing options for 1 share subject to exchanged option

No fractional shares will be issued. If the number of shares subject to a new option issuable on the grant date would include a fraction of a share, the number of shares will be rounded. For example, if you exchange an option to purchase 251 shares at an exercise price of $60.00 per share, the actual number of options received will be 100 shares, with no fractional .40 shares issued. This new option will be granted and priced on the date of the first meeting of the Compensation Committee of our Board of Directors that occurs six months and one day after the options are cancelled, which is expected to occur no later than 30 days after such six month and one day anniversary. Accrued vesting will remain consistent with the original grant once the new option is approved.

The documents that describe this stock option exchange program in detail, including the possible benefits and risks of this program, are attached to this email and can also be found on the VeriSign Intranet at Offer to Exchange. In the near future, we will send you an email with a personalized Election to Participate form, together with instructions for completing the form. Please take the time to carefully review the documents and instructions and consider your decision carefully. There is no way to predict what the price of our common stock will be during the next six months. Our Board of Directors makes no recommendations as to whether you should participate in the option exchange program, and we urge you to consult with your own advisors regarding your decision. If you decide to participate in the program, you must sign and return your personalized Election to Participate form to us so that it is received by us no later than 9:00 p.m., Pacific Time, on December 26, 2002.

If you have any questions about the stock option exchange program, please contact Linda Hart, at (650) 426-3412 or lhart@VeriSign.com. If you have any difficulties accessing the Tender Offer Statement on the Intranet, please contact the Help Desk.

Sincerely,

Dana L. Evan
Executive Vice President of Finance
and Administration and Chief Financial Officer